Exhibit 99.5

BRAGG GAMING GROUP REPORTS RECORD THIRD QUARTER RESULTS

AS REVENUE RISES 62.3% TO €20.9 MILLION (USD $20.9 MILLION)

Gross Profit Rises 58.0% to €10.4 Million (USD $10.4 Million)

Reflecting Higher Revenue and 50% Gross Profit Margin

Adjusted EBITDA Improves 51.6% to €2.2 Million (USD $2.2 Million)

Reiterates Full Year 2022 Guidance for Revenue of €76-80 million (USD $76-80 Million) and Adjusted EBITDA of €10-11 million (USD $10-11 Million); Provides Initial Expectations for 2023 Revenue and Adjusted EBITDA Growth

TORONTO, November 10 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, today reported record financial results for the third quarter ended September 30, 2022. The Company also provided an update on its strategic growth initiatives, reiterated its full year 2022 revenue and Adjusted EBITDA guidance and established initial growth targets for 2023 revenue and Adjusted EBITDA.

Summary of 3Q22 Financial and Operational Highlights

Euros (millions)(1)	3Q22		3Q21		Change
Revenue	€20.9		€12.9		62.3%
Gross profit	€10.4		€6.6		58.0%
Gross profit margin	50.0%		51.4%		-137	bps
Adjusted EBITDA(2)	€2.2		€1.5		51.6%
Adjusted EBITDA margin	10.7%		11.5%		-76	bps
Wagering revenue	€4.6	B	€3.2	B	42.4%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is US$1.00 = €1.00. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

“Our record third quarter results reflect significant year-over-year revenue, gross profit and Adjusted EBITDA growth highlighting our progress in providing value-added content and services to a growing global base of customers across regulated iGaming markets, including in North America,” said Yaniv Sherman, Chief Executive Officer for Bragg. “In the third quarter of 2022, we generated third quarter records for revenue of €20.9 million (USD $20.9 million), gross profit of €10.4 million (USD $10.4 million), gross profit margin of 50.0%, and Adjusted EBITDA of €2.2 million (USD $2.2 million). Our operating momentum has been consistent throughout the year as for the first nine months of 2022 revenue, gross profit and Adjusted EBITDA have improved significantly, compared to the same period in 2021.

“We continue to make steady progress on our strategic initiatives, including the development of new proprietary content, securing exclusive distribution agreements for popular third-party content and expanding our customer base and the number of markets we serve, including the Dutch market where we have established a leading position following our launch with multiple operators since the market opened. We have also integrated the Wild Streak Gaming and Spin Games acquisitions, established two new in-house game studios, and adjusted other areas throughout the organization to further streamline our operations and better position Bragg to scale as a global business.

“As a content-led business, we are focused on accelerating the number of proprietary games we develop and growing the number of exclusive third-party games from leading studios, such as Sega Sammy Creation, Bluberi and Bally’s Interactive’s Gaming Arts and King Show Games studios, we can offer our customers. Our library of proprietary and exclusive third-party games has grown consistently throughout 2022 and that growth will accelerate in 2023 and beyond. We also continue to further differentiate our content library through new exclusive iGaming content distribution agreements with leading third-party game development studios. Our expanding library of proprietary and exclusive third-party content will serve us well as we deploy these new games over our newer tech stack with customers in markets we already serve, as well as when we enter new markets, particularly in North America.”

Mr. Sherman concluded, “Our positive Adjusted EBITDA, combined with capital we raised in the third quarter positions us to continue to invest to drive further growth. Reflecting our strong performance through the first nine months of the year and our expectations for consistent operating execution in the fourth quarter, we are reiterating our guidance for 2022 full year revenue and Adjusted EBITDA. Looking ahead, we expect our consistent execution against our strategy and growth initiatives will drive further revenue and Adjusted EBITDA growth in 2023. Our expectation that we will continue to deliver top-line and Adjusted EBITDA growth in what is currently a highly dynamic and volatile environment is a testament to our team members ability to execute on our focused strategies, which positions us well to deliver near- and long-term shareholder value.”

Third Quarter 2022 and Recent Business Highlights

●	Since July 1, 2022, Bragg’s new Remote Game Server (“RGS”), powered by the Oryx tech stack, has gone live in Connecticut and Ontario as well as in Michigan where the Company’s new proprietary, US-focused content is live with three major iGaming operators.
●	In September, Bragg raised net proceeds of USD $8.4 million of growth capital through an investment by Lind Global Fund II LP in the form of a USD $8.7 million convertible debt security which has a face value of USD $10.0 million.
●	In September, the Company entered into an iGaming content development partnership with Bally’s Interactive (formally Gamesys), pursuant to which Bally’s Interactive online brands such as Virgin Casino, JackpotJoy and Vera&John will launch content from Bragg’s proprietary slots studios along with a range of exclusive proprietary and third-party titles from Bragg’s existing and future portfolio. Bragg will also distribute titles on an exclusive basis via its RGS from a select number of Bally’s Interactive’s third-party partner studios, marking a new and exclusive distribution channel for iGaming content from certain developers including Gaming Arts and King Show Games.
●	In October, Bragg entered into an agreement with Sega Sammy Creation Inc. (“SSC”) for the exclusive rights to distribute select titles from SSC’s popular content portfolio to iGaming operators in the U.S., U.K. and other global markets.

Third Quarter 2022 Financial Results and other Key Metrics Highlights

●	Revenue increased by 62.3% to €20.9 million (USD $20.9 million) compared to €12.9 million (USD $12.9 million) in 3Q21.
●	Wagering revenue generated by customers of €4.6 billion (USD $4.6 billion) increased from €3.2 billion (USD $3.2 billion) in 3Q21. Wagering revenue in 3Q22 reflects a change in product mix towards turn-key customers (Player Account Management or PAM), managed services and proprietary content, resulting in improved gross profit and Adjusted EBITDA.
●	Gross profit increased 58% to €10.4 million (USD $10.4 million) from €6.6 million (USD $6.6 million) in 3Q21, representing a gross profit margin of 50.0%.
●	Net loss for the period was €2.0 million (USD $2.0 million), an improvement from a net loss of €2.5 million (USD $2.5 million) in 3Q21, primarily due to higher gross profit that was offset by an increase in IT and hosting costs, professional fees, transnational and exceptional costs, sales and marketing expense and higher depreciation and amortization.
●	Adjusted EBITDA was €2.2 million (USD $2.2 million), an increase of 51.6% compared to €1.5 million (USD $1.5 million) in 3Q21, representing an Adjusted EBITDA margin of 10.7%.
●	Cash and cash equivalents as of September 30, 2022 was €17.2 million (USD $17.2 million) which reflects in part the €8.3million (USD $8.4 million) in net proceeds from the convertible debt security issued in September.

Full Year 2022 Revenue and Adjusted EBITDA Guidance

Reflecting its expectation for continued steady operating performance in 4Q22, Bragg reiterated its outlook for 2022 full year expected revenue and Adjusted EBITDA of €76-80 million (USD $76-80 million) and €10-11 million (USD $10-11 million), respectively. The midpoints of the 2022 revenue and Adjusted EBITDA guidance ranges represent growth of 34% and 46%, respectively, over the reported full year 2021 revenue and Adjusted EBITDA. Bragg also provided an initial expectation for 2023 full year revenue growth of low double-digit percentage and for 2023 full year Adjusted EBITDA growth of at least 20%.

Investor Conference Call

The Company will host a conference call today, November 10, 2022, at 8:30 a.m. Eastern Time, to discuss its third quarter 2022 results. During the call, management will review a presentation that will be made available to download or follow as a webcast at https://investors.bragg.games.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

Or join the webcast at https://investors.bragg.games under the Media section.

A replay of the call will be available until November 17, 2022 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2022, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of any public health measures on the business of the Company; the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of the stock exchanges on which the Company's shares trade; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the

Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three- and nine-month periods ended September 30, 2022.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv SpielbergJoseph Jaffoni, Richard Land, James Leahy

Chief Strategy OfficerJCIR

Bragg Gaming Group212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	20,899	12,874	61,053	42,561
Cost of revenue	(10,454)	(6,263)	(28,961)	(22,276)

Gross Profit	10,445	6,611	32,092	20,285
Selling, general and administrative expenses	(12,034)	(8,864)	(33,539)	(24,838)
Loss on remeasurement of derivative liability	(101)	—	(101)	—
Gain on remeasurement of consideration receivable	—	36	37	48
Gain on remeasurement of deferred consideration	52	—	521	—

Operating Loss	(1,638)	(2,217)	(990)	(4,505)
Net interest expense and other financing charges	(246)	(99)	(524)	(227)

Loss Before Income Taxes	(1,884)	(2,316)	(1,514)	(4,732)
Income taxes	(114)	(161)	(1,114)	(1,150)

Net Loss	(1,998)	(2,477)	(2,628)	(5,882)
Items to be reclassified to net loss:
Cumulative translation adjustment	2,211	364	4,396	1,913

Net Comprehensive Income (Loss)	213	(2,113)	1,768	(3,969)

Basic and Diluted Loss Per Share	(0.09)	(0.12)	(0.12)	(0.30)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic and diluted	21.9	20.0	21.2	19.3

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	September 30,	December 31,
	2022	2021
Cash and cash equivalents	17,183	16,006
Trade and other receivables	11,760	8,454
Prepaid expenses and other assets	1,995	2,442
Consideration receivable	—	56

Total Current Assets	30,938	26,958
Property and equipment	524	252
Right-of-use assets	774	579
Intangible assets	48,974	30,845
Goodwill	28,507	24,728
Other assets	30	28

Total Assets	109,747	83,390

Trade payables and other liabilities	19,905	14,357
Deferred revenue	1,116	27
Income taxes payable	1,219	784
Lease obligations on right of use assets - current	432	149
Deferred consideration - current	1,364	—
Derivative liability - current	3,568	—
Loans payable	119	—

Total Current Liabilities	27,723	15,317
Deferred income tax liabilities	1,113	1,243
Non-current lease obligations on right of use assets	397	451
Convertible debt	5,000	—
Deferred consideration	2,591	—
Other non-current liabilities	580	184

Total Liabilities	37,404	17,195

Share capital	109,902	100,285
Broker warrants	38	38
Shares to be issued	6,982	13,746
Contributed surplus	19,912	18,385
Accumulated deficit	(71,371)	(68,743)
Accumulated other comprehensive income	6,880	2,484

Total Equity	72,343	66,195

Total Liabilities and Equity	109,747	83,390

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2022	2021	2022	2021
Revenue	20,899	12,874	61,053	42,561
Operating loss	(1,638)	(2,217)	(990)	(4,505)
EBITDA	837	(884)	4,944	(1,285)
Adjusted EBITDA	2,237	1,476	8,412	5,755